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SECURITIES ANI
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17009094

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8- 43078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 01 2017
Washington DC
415

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhett D. Thurman 212-869-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhett D. Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tara Payne-Mills
Notary Public, State Of New York
No. 01PA4998720
Qualified in Nassau County
Certificate filed in New York County
Commission Expires July 6, 2018

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2016

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

TABLE OF CONTENTS



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cain Brothers & Company, LLC

We have audited the accompanying consolidated statements of financial condition of Cain Brothers & Company, LLC (a Delaware limited liability company) and Subsidiary (the "Company") as of December 31, 2016, and the related consolidated statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Company's basic consolidated financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 28, 2017

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 11,593,767
Fees receivable, net of reserves of $65,278	3,467,312
Due from clearing broker	888,998
Securities owned, at fair value	2,124,686
Investments, at fair value	112,440
Fixed assets - net of accumulated depreciation and amortization of $2,681,269	428,965
Prepaid expenses and other assets	1,385,404
Total assets	$ 20,001,572
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Bonus and profit-sharing payable	$ 4,649,104
Undistributed earnings payable to parent company	2,001,117
Accounts payable, accrued expenses and other liabilities	3,425,030
Total liabilities	10,075,251
MEMBER'S EQUITY	
Cain Brothers & Company, Incorporated	9,926,321
Total member's equity	9,926,321
Total liabilities and member's equity	$ 20,001,572

The accompanying notes are an integral part of this statement.

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Consolidated Statement of Operations
Year ended December 31, 2016

REVENUE	
Investment banking advisory fees	$ 63,726,771
Capital markets fees	
Underwriting	5,371,511
Direct debt placements	3,981,727
Structured finance and other advisory fees	2,638,446
Monitoring fees	259,722
Remarketing fees	45,360
Interest income	159,737
Trading, net	(61,627)
Net loss on investments	(22,505)
Reimbursed expenses	1,136,720
Other income	135,165
Total revenue	77,371,027
EXPENSES	
Compensation, benefits and payroll taxes	63,838,751
Professional and regulatory fees	2,967,349
Travel and business development	2,561,814
Occupancy	1,917,556
Technology and communications	871,202
Professional development	825,607
Depreciation and amortization	120,832
Bad debt expense	65,278
Recovery of bad debt	(108,910)
Other	659,087
Total expenses	73,718,566
Net income	$ 3,652,461

The accompanying notes are an integral part of this statement.

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Consolidated Statement of Changes in Member's Equity
Year ended December 31, 2016

Balance at January 1, 2016	$ 9,926,321
Net income	3,652,461
Stock based compensation vesting	987,500
Capital distributions and undistributed earnings payable	(4,639,961)
Balance at December 31, 2016	$ 9,926,321

The accompanying notes are an integral part of this statement.

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,652,461
Adjustments to reconcile net income to net cash provided by operating activities	
Bad debt expense	65,278
Depreciation and amortization	120,832
Net loss on investments	22,505
(Increase) decrease in operating assets	
Fees receivable	(992,378)
Securities owned, at fair value	(221,539)
Due from clearing broker	257,034
Prepaid expenses and other assets	(429,745)
Increase in operating liabilities	
Accounts payable, accrued expenses and other liabilities	1,401,441
Bonus and profit-sharing payable	753,985
Net cash provided by operating activities	4,629,874
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(365,704)
Net cash used in investing activities	(365,704)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock based compensation vesting	987,500
Payments of capital distributions	(3,387,500)
Net cash used in financing activities	(2,400,000)
Net increase in cash and cash equivalents	1,864,170
Cash and cash equivalents at beginning of year	9,729,597
Cash and cash equivalents at end of year	$ 11,593,767
Supplemental disclosures of cash flow information:	
Non cash financing activities during the year	
Increase in undistributed earnings payable to parent company	$ 1,252,461

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2016, the Company is operating under the Third Amended and Restated Limited Liability Company Agreement (as amended, the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered as a Commodity Trading Advisor with the Commodity Futures Trading Commission and a member of the National Futures Association.

Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware LLC on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

2. BACKGROUND

Cain formed the Company on June 18, 1997. The business and affairs of the Company have been managed and controlled by Cain as the sole member since March 2006. On December 14, 2007, Cain entered into a credit agreement with CapitalSource CF LLC ("CapitalSource", which was acquired in July 2013 by PacWest Bancorp ("PWB")) which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the credit agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource.

Also pursuant to the credit agreement, Cain caused the Company to enter into a letter agreement which stipulated that an amendment to the Company's limited liability company agreement would be adopted on or before March 14, 2008. This amendment, made on March 10, 2008, requires the Company to make quarterly distributions to Cain to the extent that the Company's earnings and regulatory capital are sufficient to allow such distributions. Accordingly, any undistributed earnings are accounted for as a liability in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, *Distinguishing Liabilities From Equity,* which establishes accounting standards related to financial instruments with characteristics of both liabilities and equity.

The credit agreement between Cain and CapitalSource has been amended from time to time, most recently by a Limited Consent and Ninth Amendment to the Credit Agreement ("Ninth Amendment"), effective December 21, 2016. Among other provisions, the Ninth Amendment (i) temporarily amends the formula used to calculate the fixed charges coverage ratio, and (ii) defines the terms and conditions under which PWB would issue a letter of credit (not to exceed $400,000) as collateral for the Company's lease obligation at 277 Park Avenue, New York, New York. As of December 31, 2016, the unpaid principal balance of Cain's loan from CapitalSource was $9,213,137. In accordance with the credit agreement, the remaining unpaid principal amount of the loan is due to be repaid through scheduled semiannual principal installments of $750,000 and certain mandatory principal pre-payment events if and as such events occur, as well as interest payments throughout the term of the loan with the balance due at maturity on December 31, 2019 (see Note 4).

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements conform with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents consist of deposits in bank checking accounts and a bank money market account.

Cash on deposit with a bank exceeded insured limits during 2016. In order to mitigate credit risk, the Company places cash with major financial institutions and has not experienced any losses.

Fees Receivable

Fees receivable are comprised of billed invoices and unbilled income accrued for engagements on which the Company's work is substantially complete and its fees are deemed to be earned at December 31, 2016. Fees receivable associated with billed invoices are carried net of reserves. Fees receivable reserves are established primarily on an aging basis, typically after 90 days, as an allowance for doubtful accounts. Fees receivable are written off when deemed uncollectible.

Investments and Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities and investments owned are valued at market value, and securities and investments not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in trading or investment revenue on the consolidated statement of operations, depending on the nature of the security. Interest income is recorded on accrual basis.

The Company applies the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and treasury obligations, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Due From or To Clearing Broker

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs along with the cost of minor equipment are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

Software Development Costs

Direct development costs associated with internal-use computer software comprised of external direct costs of material and services are capitalized in accordance with guidance relating to accounting for the costs of computer software developed or obtained for internal use. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over the estimated economic life of the software application, generally three years.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized as earned when transactions are substantially complete and realization is assured. Generally, for advisory fees, this includes obtaining an executed definitive agreement and for bond underwriting activities, a final official statement or an executed bond purchase agreement.

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, amending revenue guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required about customer contracts, significant judgments and changes in

judgments, and assets recognized from the costs to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, which makes the guidance effective for the Company's interim and annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of this guidance on its financial statements and disclosures.

Income Taxes

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently treated as a disregarded entity for income tax purposes. The operations of the Company will be included in the taxable income of Cain, the member, and accordingly, no provision for income taxes has been recorded in the financial statements. There is no tax sharing agreement between the Company and Cain and there have been no distributions to Cain specifically for reimbursement of taxes.

As required by the FASB uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended December 31, 2016, the Company did not have any material uncertain tax positions for open tax years from 2013.

Consolidation

The consolidated financial statements include the accounts of Cain Brothers RE LLC, its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $8,512,751. Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital of $5,973,782, which exceeded its requirement of $567,517 by $5,406,265.

The First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note 2) provided that the Company begin, effective March 31, 2008, making quarterly distributions to Cain in the amount of $700,000 per quarter, to the extent earnings and regulatory net capital are sufficient to permit such distributions. Pursuant to the terms of the Third Amendment to the Third Amended and Restated Operating Agreement, the required quarterly distributions were increased to $875,000 in 2010 and reduced to $600,000 beginning in the first quarter of 2011. The Fourth Amendment to the Third Amended and Restated Operating Agreement effective August 15, 2012, allows, among other provisions, for the Company's scheduled distributions to Cain to be reduced to the extent that cash distributions are made by any other subsidiary of Cain. Effective January 1, 2008, the Company began recording undistributed earnings as a "distribution payable" for any undistributed earnings earned subsequent to December 31, 2007, and will continue this practice until Cain's obligations to CapitalSource are satisfied in full. At December 31, 2016, undistributed earnings payable to Cain amounted to $2,001,117, and is included on the consolidated statement of financial condition.

5. FIXED ASSETS

Fixed assets consist of the following at December 31, 2016:

	Life (in Years)	
Capitalized software costs	3	$ 2,105,711
Computer equipment	3	176,719
Furniture and fixtures	5	341,903
Leasehold improvements	(*)	401,398
Machinery and equipment	5	84,503
		3,110,234
Less: accumulated depreciation and amortization		2,681,269
Total fixed assets		$ 428,965

(*) Amortized over the shorter of the estimated life or the term of the lease.

6. INVESTMENTS, SECURITIES AND CASH EQUIVALENTS, AT FAIR VALUE

As required by guidance issued by the FASB, investments, securities and cash equivalents are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments, securities and cash equivalents have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the levels within the fair values hierarchy at which the Company's investments and securities are measured at December 31, 2016:

	Level 1	Level 2	Level 3	Total
U.S. Government agency securities	$ -	$ 2,124,686	$ -	$ 2,124,686
CB Health Ventures II LLC investment	-	-	112,440	112,440
	$ -	$ 2,124,686	$ 112,440	$ 2,237,126

U.S. Government agency securities includes U.S. Government agency and quasi-agency debt securities and are valued based upon third party pricing services. There were no transfers of securities between Level 2 and Level 3.

During 2016, the Company had a member interest in CB Health Ventures II LLC ("CB Health") which was formed for the purpose of managing investment funds. CB Health manages private equity funds focused on investment opportunities in the healthcare industry. The Company records the fair value of its investments in CB Health based on its proportionate interest held in CB Health, which in turn is based on the underlying net asset value of the funds. The Company's investment in CB Health as of December 31, 2016 was valued at $112,440 and is included on the consolidated statement of financial condition. Realized and unrealized gains and losses are recognized based upon the Company's proportionate interest in CB Health.

The following is a reconciliation of Level 3 investments and securities in which significant unobservable inputs were used in determining fair value:

Balance, December 31, 2015	$ 134,945
Realized gains (losses), net	7,897
Unrealized gains (losses), net	(30,402)
Balance, December 31, 2016	$ 112,440
Total change in unrealized gains/(losses) included in the consolidated statement of operations for investments still held at December 31, 2016	$ (30,402)

7. RELATED-PARTY TRANSACTIONS

The Company entered into an Expense Sharing Agreement dated January 24, 2011 with Cain Brothers Funding LLC ("CBF"), a wholly-owned subsidiary of Cain, for certain administrative and supervisory services provided by the Company to CBF. The Company and CBF executed the First Amended and Restated Expense Sharing Agreement on December 17, 2012, with an effective date of January 1, 2012. In 2016, compensation and benefit expenses in the amount of $138,636 were allocated to CBF under the agreement. CBF discontinued operations on March 31, 2016 and there were no intercompany balances between the Company and CBF as of December 31, 2016.

The Company had a receivable of $102,776 as of December 31, 2016 from Cain Brothers RE Inc., a wholly-owned subsidiary of Cain formed on April 4, 2012, for ordinary expenses paid by the Company on behalf of Cain Brothers RE Inc.

Certain officers and managing directors of the Company also serve as Managers of Cain Brothers Co-Invest GP, LLC (the "GP"), a wholly-owned subsidiary of Cain, and the general partner of Cain Brothers Executive Co-Investment Fund, L.P. (the "Co-Investment Fund") and another special purpose vehicle. The Co-Investment Fund was established in November 2013 to facilitate investments by qualifying Company employees, under certain conditions and contingent upon receipt of a conflict waiver from the Company's client, in transactions for which the Company serves as an advisor. The Managers of the GP, along with certain employees of the Company, are also investors in the Co-Investment Fund. There were no formal servicing arrangements between the Company and the GP or the Co-Investment Fund for 2016.

The receivables from related parties are included in prepaid expenses and other assets on the consolidated statement of financial condition. Payables to related parties are included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition.

8. LEASE COMMITMENTS

The Company leases office space under non-cancelable operating lease agreements. The Company entered into a new sub-sublease agreement on November 30, 2016 for an office location at 277 Park Avenue, New York, New York for a four year lease term. The lease commences as of January 1, 2017, and rent obligations are included in the future minimum lease payment schedule below. Certain leases have renewal options and rent escalation clauses. Future minimum lease payments which extend through 2021 are as follows:

2017	1,970,347
2018	1,730,168
2019	1,740,923
2020	1,754,741
2021	146,325
	$ 7,342,504

For the year ended December 31, 2016, rent expense totaled $1,764,144, consisting of base rent of $1,501,153 and utilities and other occupancy expenses of $262,991, which is included in the consolidated statement of operations in occupancy expense.

The total of future minimum sublease payments expected to be received under a non-cancellable sublease is $47,475.

The Company maintains a $464,115 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

9. DEFERRED COMPENSATION PLANS

In 2013, the Company initiated a deferred equity compensation plan (the "Stock Award Plan", or "SAP"), pursuant to which selected employees receive a discretionary equity compensation award that vests over an award period (generally two years) specified in the summary of terms associated with that year's SAP. The award is expressed as a dollar value convertible to shares of Cain stock based on the price per share in effect as of the vesting date. The Company records compensation expense ratably over the vesting period. In 2016, $987,500 of compensation expense was recorded related to the 2015 and 2016 SAP awards; such expense was included in compensation, benefits and payroll taxes on the Company's consolidated statement of operations. The Company paid a distribution to Cain in the amount of $987,500, equal to the value of the shares that vested in 2016. Unvested SAP compensation scheduled to vest as of December 31, 2017 and December 31, 2018 equals $1,125,500 and $625,500, respectively.

In 2016, the Company initiated a deferred cash compensation plan (the "Cash Award Plan", or "CAP", pursuant to which selected employees receive a discretionary cash compensation award that is earned over an award period (for the 2016 CAP, two years) specified in the summary of terms associated with that year's CAP. Similar to the SAP, the CAP is a discretionary award designed to provide an incentive to CAP recipients to remain with the Company. The Company records compensation expense for CAP awards ratably as earned. In 2016, $300,000 of compensation expense was recorded related to the 2016 CAP awards and included in compensation, benefits and payroll taxes on the Company's consolidated statement of operations. Unearned CAP compensation scheduled to be earned and paid on December 31, 2017 equals $300,000.

The Company has discretionary authority to administer and determine the recipients and amounts of all awards designated under the Stock Award Plan, subject to Cain's approval, and the Cash Award Plan. In order to earn or vest in a CAP or SAP award, the employee must remain in continuous employment with the Company through the applicable earning or vesting period.

10. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, for Plan year 2016, the Company has made a "Safe Harbor" election, pursuant to which it commits to make a profit sharing contribution of at least 3% of eligible 2016 income to employees who are "non-highly compensated employees" ("NHCE"), defined by the Internal Revenue Service as those with total earnings in the previous calendar year (i.e., 2015) of $120,000 or less. In addition, the Company may make a discretionary profit-sharing contribution to the Plan on behalf of both Highly Compensated Employees and NHCE. For the year ended December 31, 2016, the Company's profit-sharing contribution to the Plan totaled $1,320,000 and is included in bonus and profit-sharing payable in the accompanying consolidated statement of financial condition. The profit-sharing amount is expected to be funded by March 2017.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK AND REVENUES

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

12. CONTINGENCIES

In April 2016, a complaint was filed in Superior Court of California, County of Los Angeles, against parties to a transaction in which the Company served as an advisor to the selling party. The Company was also named a defendant in the complaint, which asserted as a cause of action, with respect to the Company, interference with a contractual relationship between the plaintiff and the parties to the transaction. The Company denied each and every allegation in the complaint, and pursuant to a settlement agreement, the matter was dismissed with prejudice in February 2017. The Company's defense and settlement expenses in connection with this complaint were reimbursed pursuant to an indemnification agreement.

As of December 31, 2016, except as discussed above, the Company is unaware of any actual or potential complaint for which the process of defense and resolution would reasonably be expected to have a material adverse effect on the results of operations or financial condition of the Company.

13. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2016 through the date the financial statements were issued. Management has determined that there are no material events that would require disclosure in the Company's consolidated financial statements.

SUPPLEMENTARY INFORMATION

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016 **Schedule I**

Member's equity per statement of financial condition	$ 9,926,321
ADDITIONS	
Discretionary bonus and profit-sharing accrual	1,562,500
DEDUCTIONS	
Nonallowable assets	
Fees receivable	3,392,312
Investments - non readily marketable investments	112,440
Investment in subsidiary	75,000
Fixed assets	428,965
Prepaid expenses and other assets	1,393,744
	5,402,461
Net capital before haircuts	6,086,360
Haircuts on U.S. Government agency and quasi-agency securities	112,578
Net capital	5,973,782
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $8,512,751 or $100,000	567,517
Excess net capital	$ 5,406,265
Percentage of aggregate indebtedness to net capital	142.50
Schedule of aggregate indebtedness	
Bonus and profit-sharing payable	$ 4,649,104
Undistributed earnings payable to parent company	2,001,117
Accounts payable, accrued expenses and other liabilities	3,425,030
Total liabilities	10,075,251
Less: Discretionary bonus and profit-sharing accrual	(1,562,500)
Aggregate indebtedness	$ 8,512,751

Note 1: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2016.

Note 2: The above computation is not prepared on a consolidated basis; accordingly, amounts reported above for investment in subsidiary, fees receivable and prepaid expenses and other assets differ from amounts reported in the Company's consolidated statement of financial condition.

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

Computation for Determination of Customer Account Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016 **Schedule II**

The Company claims exemption from the provisions of Customer Protection Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission for the year ended December 31, 2016. The Company does not hold customer funds or safe keep customer securities. Under the exemption, the Company is not required to perform a Computation for Determination of Customer Account Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016 **Schedule III**

The Company claims exemption from the provisions of Customer Protection Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission for the year ended December 31, 2016. The Company does not hold customer funds or safe keep customer securities. Under the exemption, the Company is not required to disclose Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

Report of Independent Registered Public Accounting Firm on the Review of Company's Exemption Report

CAIN BROTHERS & COMPANY, LLC

December 31, 2016



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cain Brothers & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cain Brothers & Company, LLC (a Delaware limited liability company) and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period of January 1, 2016 through December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 28, 2017

CAIN BROTHERS

360 Madison Avenue, 5th Floor
New York, NY 10017
Main (212) 869 5600
Fax (212) 869 6418
cainbrothers.com

Cain Brothers & Company, LLC's Exemption Report

Cain Brothers & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the (k)(2)(ii) provision of 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) from January 1, 2016 through December 31, 2016 without exception.

Cain Brothers & Company, LLC

I, Rhett D. Thurman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ____________________
Chief Financial Officer

February 28, 2017

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
415

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to a Company's SIPC Assessment Reconciliation

CAIN BROTHERS & COMPANY, LLC

December 31, 2016



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cain Brothers & Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Cain Brothers & Company, LLC and Subsidiary (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $28 relating to a consolidation adjustment.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7********422**********************All FOR AADC 100
43078 FINRA DEC
CAIN BROTHERS & COMPANY, LLC
360 MADISON AVENUE
Floor 5
NEW YORK, NY 10017-7146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Julie S. Rosenberg (212) 981-6897

2. A. General Assessment (item 2e from page 2) $ 135,193

B. Less payment made with SIPC-6 filed (exclude interest) (76,601)

$75,039 7/29/16 / $1,562 9/1/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 58,592

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 58,592

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☒
Total (must be same as F above) $ 58,592

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Cain Brothers RE LLC

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cain Brothers & Company, LLC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 28th day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2016
and ending December 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 77,370,999
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	61,626
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	61,626
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	125,091
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4,869,660
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached schedule for other revenue deductions and support (Deductions in excess of $100,000 require documentation)	18,360,851
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	23,355,602
2d. SIPC Net Operating Revenues	$ 54,077,023
2e. General Assessment @ .0025	$ 135,193 (to page 1, line 2.A.)